The principal investment strategies for VIP Freedom Lifetime Income I Portfolio, VIP Freedom Lifetime Income II Portfolio, and VIP Freedom Lifetime Income III Portfolio have been modified as follows (new text is underlined; deleted text is struck-through):

The Adviser invests each fund's assets in a combination of Fidelity® VIP funds: domestic equity funds, international equity funds (developed and emerging markets), bond funds (including high yield debt funds), and short-term funds (underlying Fidelity® funds). The funds differ primarily due to their asset allocations among these fund types. Because each fund allocates its assets among the underlying Fidelity® funds based on fund types rather than on the actual holdings of the underlying Fidelity® funds, each fund may have greater exposure to an asset class to the extent that an underlying Fidelity® fund holds securities of more than one asset class. The target asset allocation strategy for each fund is designed to provide an approach to asset allocation that is neither overly aggressive nor overly conservative.

The Adviser allocates the assets of each fund  ~~among underlying Fidelity® funds~~ according to an asset allocation strategy that becomes increasingly conservative over time. The following table contains guidelines designed to help investors who are typically in retirement select an appropriate fund. The guidelines are based generally on the decade in which the investor was born.

Decade of Birth	Fund
1930s	VIP Freedom Lifetime Income® I Portfolio
1940s	VIP Freedom Lifetime Income® II Portfolio
1950s	VIP Freedom Lifetime Income® III Portfolio

For example, VIP Freedom Lifetime Income® III Portfolio, which is designed for investors in retirement who generally were born between 1950 and 1959, has a relatively aggressive target asset allocation, with a substantial portion of its assets invested in domestic equity funds and international equity funds and a more modest portion of its assets invested in bond funds. By contrast, VIP Freedom Lifetime Income® I Portfolio, which is designed for investors in retirement who generally were born before 1939, has a relatively less aggressive target asset allocation, with less than half of its assets invested in domestic equity funds and international equity funds and the remainder of its assets invested in bond funds and short-term funds.

The Adviser reserves the right to buy and sell futures contracts (both long and short positions) in each fund in an effort to manage cash flows efficiently, remain fully invested, or facilitate asset allocation. Depending on how they are used, these instruments may effectively increase or decrease a fund’s allocation in one or more asset classes.